Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is a notice of relevant fact (hecho relevante) issued by Gas Natural SDG, S.A. relating to the offer by Gas Natural SDG for 100% of the share capital of Endesa.

This is an English translation of a Spanish relevant fact.

In case of discrepancies the Spanish version will prevail.

GAS NATURAL SDG, S.A.

Gas Natural SDG, S.A., in compliance with Article 82 of the Securities Law 24/1988 of July 28, hereby notifies the Spanish Securities and Exchange Commission (Comisión Nacional del Mercado de Valores) of the following,

RELEVANT INFORMATION

The Board of Directors of Gas Natural SDG, S.A., at a meeting today, has approved various projects segregating its gas distribution and secondary transportation activities by means of block transfers to its subsidiaries Gas Natural Distribución SDG, S.A. and Gas Natural Transporte SDG, S.L., respectively.

This transfer will be implemented immediately by several increases to the capital of Gas Natural Distribución SDG and Gas Natural Transporte SDG, which will consist of the non-cash contribution of all assets and liabilities of Gas Natural SDG that form the distribution and secondary transportation business lines.

As a counterpart to such contributions, Gas Natural Distribución SDG and Gas Natural Transporte SDG will issue shares valued at 1.1 billion euros and 52 million euros, respectively, which will be fully subscribed and paid-in by Gas Natural SDG.

The legal separation of the distribution and secondary transportation activities will help rationalize the corporate structure of the Gas Natural SDG Group and improve the quality and effectiveness of service delivery.

From the legal, operational and accounting standpoint, the separation of activities will become effective as of October 1, 2005.

The Board of Directors of Gas Natural SDG also accepted the resignation of Mr. Mariano Martin Rosado as Secretary non-Director and, in accordance with the bylaws and Board regulations, his position will be filled by the Assistant Secretary non-Director, Mr. Felipe Cañellas Vilalta.

Barcelona, September 30, 2005.

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